

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 31, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares each representing 1/40th interest in a share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series J of The Charles Schwab Corporation under the Exchange Act of 1934.

Sincerely,

Bev Sayr